

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. Michael S. Dell
Chairman and Chief Executive Officer
Dell Inc.
One Dell Way
Round Rock, TX 78682

      Re: Dell Inc.
              Form 10-K for the Fiscal Year Ended January 29, 2010
              Filed March 18, 2010
              File No. 000-17017

Dear Mr. Dell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         Patrick Gilmore
                         Accounting Branch Chief